EXHIBIT 2



                             AEGIS VALUE FUND, INC.
               AEGIS HIGH YIELD FUND (a series of THE AEGIS FUNDS)
                           (collectively, the "Funds")

               Regular Meeting of the Boards of Directors/Trustees

                                     MINUTES

                                 March 10, 2006

                          ****************************

                       CONSIDERATION OF INSURANCE MATTERS:
                          JOINT FIDELITY BOND COVERAGE

     After discussion and upon motion duly made and seconded, each Fund's Board, including a majority of the Independent Directors/Trustees, unanimously approved the following resolutions:

          RESOLVED, that the Directors/Trustees hereby determine that a fidelity bond to which Aegis Value Fund, Inc. and The Aegis Funds, on behalf of Aegis High Yield Fund are parties and which is issued by National
          Union Fire Insurance Company in the principal amount of $1.025 million, with $900,000 in coverage for the Aegis Value Fund, Inc. and $125,000 of coverage for the Aegis High Yield Fund for a total annual premium of $3,030, $2,730 for the Aegis Value Fund, Inc. and $300 for the Aegis High Yield Fund, is reasonable and in the best interests of each Fund;

          FURTHER RESOLVED, that the principal amount of $1.025 million with respect to the Funds is an amount that is at least equal to the total amount of coverage that each Fund would have been required to maintain individually pursuant to Rule 17g-1 under the Investment Company Act of 1940 ("1940 Act"); and

          FURTHER RESOLVED, that the Directors/Trustees hereby authorize the officers of the Funds to execute and deliver such documents and to make such filings as may be necessary to effect the fidelity bond coverage contemplated hereby, and to increase such coverage as may be necessary to meet the requirements of the 1940 Act and the rules and regulations thereunder.

SK 23261 0002 758792